Commission File Number 001-31914

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANYNOTE

(FOURTH QUARTER OF 2022)

COMPANY PROFILE AND CONTACT INFORMATION

Name of the Company in Chinese:	中國人壽保險股份有限公司

Name of the Company in English:	China Life Insurance Company Limited

Legal Representative:	Bai Tao

Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

Registered Capital (Working Capital):	RMB28.265 billion

Note:

This summary of solvency quarterly report is prepared in accordance with the relevant requirements under the “Solvency Regulatory Rules II for Insurance Companies” issued by the China Banking and Insurance Regulatory Commission (the “CBIRC”) and the “Notice for Defining the Policy of Transitional Period for the Implementation by Life Insurance Companies of the ‘Solvency Regulatory Rules for Insurance Companies No 15: Public Disclosure of Solvency Information’ issued by the Solvency Supervision Department of the CBIRC”.

Commission File Number 001-31914

Corporate License Number of Insurance Institution (Insurance Business License):	No. 000005

Business Commencement Date:	June 30, 2003

Business Scope:

Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sale of securities investment funds; other businesses approved by the national insurance regulatory departments.

Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Contact Name:	He Zheng

Contact Office Telephone Number:	010-63631371

Contact Mobile Phone Number:	13671210021

Contact Email Address:	c-rossinfo@e-chinalife.com

Commission File Number 001-31914

1.	STATEMENT BY THE BOARD OF DIRECTORS AND THE MANAGEMENT

This report has been approved by the Board of Directors of the Company. The Board of Directors and the management of the Company warrant that the information contained in this report is true, accurate, complete and legally compliant and there are no false representations, misleading statements contained in or material omissions from this report, and severally and jointly accept legal responsibility for the above.

The statement is hereby given.

(1)	Voting by all Directors on the quarterly report

Name of Directors	For	Against	Abstain
Bai Tao	✓
Zhao Peng	✓
Li Mingguang	✓
Wang Junhui	✓
Lam Chi Kuen	✓
Zhai Haitao	✓
Huang Yiping	✓
Chen Jie	✓

(2)

Is there any Director who is unable to warrant the truthfulness, accuracy, completeness and compliance of the information contained in the quarterly report or has a dissenting opinion on this?                                                                                                                                               (Yes  ☐ No  ⬛)

Commission File Number 001-31914

2.	BASIC INFORMATION

(1)	Shareholding Structure, Shareholders and Their Changes During the Reporting Period

1)	Shareholding structure and its changes

Unit: Ten thousand shares

Category	At the beginning of the period		Changes in the number of shares or shareholding percentage during the period				At the end of the period
	Shares or capital contribution	Percentage (%)	Capital injection by shareholders	Capital reserve transfer and distribution of dividend	Equity transfer	Sub-total	Shares or capital contribution	Percentage (%)
RMB ordinary shares	2,082,353	73.67	-	-	-	-	2,082,353	73.67
Overseas listed foreign shares	744,118	26.33	-	-	-	-	744,118	26.33
Total	2,826,471	100.00	-	-	-	-	2,826,471	100.00

Note:

Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in its annual report.

2)	Effective controller

The effective controller of the Company is the Ministry of Finance of the PRC. As at the end of the reporting period, the equity and controlling relationship between the Company and its effective controller is set out below:

Commission File Number 001-31914

3)	Top ten shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares

Name of shareholder	Nature of shareholder	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged	Number of shares frozen

China Life Insurance (Group) Company	State-owned legal person	–	1,932,353	68.37%	–	–

HKSCC Nominees Limited	Overseas legal person	-53	732,569	25.92%	–	–

China Securities Finance Corporation Limited	State-owned legal person	–	70,824	2.51%	–	–

Central Huijin Asset Management Limited	State-owned legal person	–	11,717	0.41%	–	–

Hong Kong Securities Clearing Company Limited	Overseas legal person	601	4,166	0.15%	–	–

Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Security Investment Fund	Other	-431	2,087	0.07%	–	–

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	–	1,502	0.05%	–	–

Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	-90	1,386	0.05%	–	–

China International Television Corporation	State-owned legal person	–	1,000	0.04%	–	–

Industrial Bank Co., Ltd. – ICBC Credit Suisse Financial and Real Estate Industry Hybrid Securities Investment Fund	Other	40	900	0.03%	–	–
Details of shareholders

1.  HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of the Stock Exchange do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.  China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

Commission File Number 001-31914

4)	Shareholdings of the Directors, Supervisors and senior management

No relevant circumstance occurred during the reporting period.

5)	Equity transfer during the reporting period

No relevant circumstance required for reporting by the regulatory rules during the reporting period.

(2)	Directors, Supervisors and Senior Management of the Head Office

1.	Basic information of the Directors, Supervisors and senior management of the head office

1)	Basic information of the Directors

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Bai Tao	March 1963	Doctoral degree in Economics	May 2022	Chairman of the Board of Directors, Executive Director	Yin Bao Jian Fu (2022) No. 361

Chairman of the Board of Directors and the Secretary to the Party Committee of China Life Insurance (Group) Company

Chairman of the Board of Directors of China Guangfa Bank Co., Ltd.

Vice Chairman of China Society for Finance and Banking

Vice chairman of China Enterprise Confederation

Vice chairman of China Enterprise Directors Association

Mr. Bai became the Chairman of the Board of Directors of the Company in May 2022. He is the Chairman of the Board of Directors and the Secretary to the Party Committee of

China Life Insurance (Group) Company. From September 2016 to July 2018, he served as the Deputy General Manager of China Investment Corporation. From July

2018 to January 2020, Mr. Bai served as the President, an Executive Director and the Vice Chairman of The People’s Insurance Company (Group) of China Limited.

He was the Chairman

of State Development & Investment Corp., Ltd. from January 2020 to January 2022.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Zhao Peng	April 1972	Master’s degree in Economics and Master’s degree in Business Administration	As Executive Director and President since October 2022	Executive Director, President	Yin Bao Jian Fu (2022) No. 762 Yin Bao Jian Xu Ke (2022) No. 736	Vice President of China Life Insurance (Group) Company

Mr. Zhao became an Executive Director and the President of the Company in October 2022. He has been the Vice President of

China Life Insurance (Group) Company since September 2022. He served as the temporary Person in Charge of the Company from August to October 2022. From

2020 to 2022, he served as the Vice President of the Agricultural Development Bank of China. From 2017 to 2020, he successively served as an Assistant to the President and a Vice President of the Company,

the Chief Financial Officer of China Life Insurance (Group) Company and an Executive Director of the Company.

From 2019 to 2021, he also served as a Director of each of Sino-Ocean

Group Holding Limited and China Life Franklin Asset Management

Company Limited.

Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	As Executive Director since August 2019, as Vice President since November 2014, as Chief Actuary since March 2012 and as Board Secretary since June 2017	Executive Director, Vice President, Chief Actuary, Board Secretary	Jing Yin Bao Jian Fu (2019) No. 635 Bao Jian Xu Ke (2014) No. 918 Bao Jian Shou Xian (2012) No. 187 Bao Jian Xu Ke (2017) No. 664	Director of China Life Asset Management Company Limited	Mr. Li became an Executive Director of the Company in August 2019. He has been the Vice President of the Company since November 2014 and the Chief Actuary of the Company since March 2012. From May 2012 to May 2022, he served as the Chief Actuary of China Life Pension Company Limited. He has been the Board Secretary of the Company since June 2017.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Wang Junhui	July 1971	Doctoral degree in Finance	August 2019	Non-executive Director	Jing Yin Bao Jian Fu (2019) No. 635

Chief Investment Officer of China Life Insurance (Group) Company

President and Director of China Life Asset Management Company Limited

Non-executive Director of China Life Property and Casualty Insurance Company Limited

Director of China Life Insurance (Overseas) Company Limited

Chairman of China Life AMP Asset Management Company Limited

Director of China United Network Communications Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Limited

Chairman of the Insurance Asset Management Association of China

Executive Director of the Insurance Association of China

Mr. Wang became a Non- executive Director of the Company in August 2019. He has been the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited since August 2016.

He has been a Director of China Life Insurance (Overseas) Company Limited since June 2020,

the Chairman of China Life Franklin Asset Management Company Limited since September 2016, and the Chairman of China Life AMP Asset Management Company Limited since December 2016.

Lam Chi Kuen	April 1953	Higher Diploma in Accounting	June 2021	Independent Director	Yin Bao Jian Fu (2021) No. 503	Independent Non-executive Director of China Cinda Asset Management Co., Ltd. Independent Non-executive Director of Luks Group (Vietnam Holdings) Company Limited	Mr. Lam became an Independent Director of the Company in June 2021.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Zhai Haitao	January 1969	Master’s degrees in International Affairs and Business Administration	October 2021	Independent Director	Yin Bao Jian Fu (2021) No. 778

President and Founding Partner of Primavera Capital Group

Independent Director of China Everbright

Environment Group Limited

Independent Director of China Everbright Water Limited

Independent Director of Lianyin Venture Capital Co., Ltd. (a wholly-owned subsidiary of China UnionPay Group)

Mr. Zhai became an Independent Director of the Company in October 2021.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Huang Yiping	March 1964	Doctoral degree in Economics	July 2022	Independent Director	Yin Bao Jian Fu (2022) No. 450

Jinguang Chair Professor of Finance and Economics and the Associate Dean

of the National School of Development of Peking University

Director of the Institute of Digital Finance of Peking University

Deputy Secretary-General of China Society for Finance and Banking

Chairman of the Professional Committee of FinTech Development and Research of the National Internet Finance Association of China

Chairman of the Academic Committee of China Finance 40 Forum

Member of Chinese Economists 50 Forum

Member of the Decision- making Advisory Committee of Guangdong Provincial People’s Government

Director of Shanghai Pu Shan New Finance Development Foundation

Mr. Huang became an Independent Director of the Company in July 2022.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Invited Expert (Advisor) of the 2nd Fintech Cooperation Committee of Asian Financial Cooperation Association

Vice Chairman of the Professional Committee on the Study of Regional Finance of the Society of Public Finance of China

Executive Director and Vice Chairman of the Ninth Session of the Board of Directors and member of the Academic Committee of China Institute of Rural Finance

Editor in Chief of China Economic Journal

Deputy Editor in Chief of Asian Economic Policy Review

Independent Director of Ant Group Co., Ltd.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Chen Jie	April 1970	Doctoral degree in Civil and Commercial Law	July 2022	Independent Director	Yin Bao Jian Fu (2022) No. 450

Director and researcher of the Commercial Law Research Unit of the Institute of Law of Chinese Academy of Social Sciences

Member of Chinese Legal System Committee of China Democratic League

Vice Chairman of China Business Law Society

Executive Director of the Institute of Commercial Law of China Law Society

Executive Director of the Institute of Securities Law of China Law Society

Director of the Institute of Insurance Law of China Law Society

Member of the Securities and Futures Expert Group of the China Securities Regulatory Commission

Member of the Appeal Review Committee of the Shenzhen Stock Exchange

Ms. Chen became an Independent Director of the Company in July 2022.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Expert Member on “Holding Shares and Exercising Shareholders’ Rights” of China Securities Investor Services Center

Member of the Expert Advisory Committee of Beijing Financial Court

Arbitrator of Beijing Arbitration Commission/Beijing International Arbitration Center

Arbitrator of Shenzhen Court of International Arbitration

Arbitrator of China International Economic and Trade Arbitration Commission

Arbitrator of Shanghai International Economic and Trade Arbitration

Commission

Commission File Number 001-31914

2)	Basic information of the Supervisors

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Cao Weiqing	September 1965	Master’s degree in Economics	October 2022	Chairman of the Board of Supervisors	Yin Bao Jian Fu (2022) No. 762

Mr. Cao became the Chairman of the Board of Supervisors of the Company in November 2022. He

is a member of the Party Committee of the Company. He successively served as the Secretary to the Discipline Inspection Committee, the Chairman of the Board of Supervisors and a Vice President of China Life

Asset Management Company

Limited from 2016 to 2022.

Niu Kailong	September 1974	Doctoral degree in Economics	October 2021	Non-Employee Representative Supervisor	Yin Bao Jian Fu (2021) No. 778	General Manager of the Strategic Planning Department of China Life Insurance (Group) Company President of China Life Institute of Finance	Mr. Niu became a Supervisor of the Company in October 2021.

Wang Xiaoqing	October 1965	Bachelor’s degree in Engineering	December 2019	Employee Representative Supervisor	Jing Yin Bao Jian Fu (2019) No. 1110

Ms. Wang became a Supervisor of the Company in December 2019. She has successively served as the Deputy General Manager and the General Manager of the Risk Management Department of the Company since April 2018. She served as the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company from May

2016 to April 2018.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Lai Jun	May 1964	Bachelor’s degree	October 2021	Employee Representative Supervisor	Yin Bao Jian Fu (2021) No. 778		Mr. Lai became a Supervisor of the Company in October 2021. He has been the General Manager of the Human Resources Department of the Company since May 2021. From 2015 to 2021, he successively served as the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Hainan Branch, as well as the General Manager of Xinjiang Branch of the Company.

Hu Zhijun	July 1971	Master degree in Management	July 2022	Employee Representative Supervisor	Yin Bao Jian Fu (2022) No. 450

Ms. Hu became a Supervisor of the Company in July 2022. She has been the

General Manager of the Audit Department of the Company since October 2022. She served as the General Manager of the Asset Management Department of the Company from December

2014 to October 2022.

Commission File Number 001-31914

3)	Basic information of the senior management of the head office

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Ruan Qi	July 1966	EMBA for the senior management	April 2018	Vice President, Chief Risk Officer	Yin Bao Jian Xu Ke (2018) No. 63		Mr. Ruan became the Vice President of the Company in April 2018. He has been the Chief Risk Officer of the Company since December 2022. He served as the Chief Information Technology Officer of the Company from January 2018 to April 2018. He served as the Chief Information Technology Officer and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from October 2016 to January 2018.

Zhan Zhong	July 1968	Bachelor’s degree in Engineering	July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493	Director of Sino-Ocean Group Holding Limited	Mr. Zhan became the Vice President of the Company in July 2019. He served as the Marketing Director of the Company from August 2017 to July 2019, and the General Manager of the Individual Insurance Sales Department of the Company from July 2014 to August 2019. He served as an Employee Representative Supervisor of the Company from July 2015 to August 2017.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Yang Hong	February 1967	EMBA for the senior management	July 2019	Vice President	Jing Yin Bao Jian Fu (2019) No. 493		Ms. Yang became the Vice President of the Company in July 2019. She served as the Operation Director of the Company from March 2018 to July 2019, and the General Manager of the Operation and Service Center of the Company from January 2018 to August 2019. She successively served as the Deputy General Manager (responsible for daily operations) and General Manager of the Research and Development Center, the General Manager (at the general manager level of the provincial branches) of the Business Management Department, and the General Manager (at the general manager level of the provincial branches) of the Process and Operation Management Department of the Company from 2011 to 2018.

Zhao Guodong	November 1967	Bachelor’s degree	October 2019	Assistant to the President	Jing Yin Bao Jian Fu (2019) No. 851		Mr. Zhao became an Assistant to the President of the Company in October 2019. He served as the General Manager of Jiangsu Branch of the Company from July 2018 to October 2022. During the period from 2016 to 2018, he successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of Chongqing Branch, and the General Manager of Hunan Branch of the Company.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Zhang Di	January 1968	Bachelor’s degree in Engineering	As an Assistant to the President since December 2021 and as the Chief Investment Officer since January 2022	Assistant to the President, Chief Investment Officer	Yin Bao Jian Fu (2021) No. 1034	Director of China Guangfa Bank Co., Ltd. Director of COFCO Futures Company Limited	Ms. Zhang became an Assistant to the President of the Company in December 2021. She has been the Chief Investment Officer of the Company since January 2022. She successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Investment Management Department, and the General Manager of the Investment Management Center of the Company from July 2016.

Bai Kai	June 1974	Postgraduate	April 2022	Assistant to the President	Yin Bao Jian Fu (2022) No. 283		Mr. Bai became an Assistant to the President of the Company in April 2022. He served as the General Manager of Hubei Branch of the Company from March 2020 to November 2022. During the period from 2017 to 2020, he successively served as the Deputy General Manager and the Deputy General Manager (responsible for daily operations) of Hubei Branch of the Company.

Xu Chongmiao	October 1969	Doctoral degree in Law	July 2018	Compliance Officer	Yin Bao Jian Xu Ke (2018) No. 593		Mr. Xu became the Compliance Officer of the Company in July 2018. He has been the General Manager of the Legal and Compliance Department and the Legal Officer of the Company since September 2014.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years

Liu Fengji	October 1969	EMBA for the senior management	December 2021	Person in Charge of Audit	Yin Bao Jian Fu (2021) No. 1032

Mr. Liu became the Person in Charge of Audit of the Company in December 2021. During the period from October 2021 to December 2021, he served as a temporary Person in Charge of Audit of the Company. From February 2021 to September 2022, he served as the General Manager of the Audit Department of the Company. During the period from February 2018 to February 2021, he served as the General Manager of Tianjin Branch of the Company. From 2016 to 2018, he successively served as the Person in Charge, the Deputy General Manager (responsible for daily operations) and the General Manager of Qinghai Branch of the Company.

Commission File Number 001-31914

Name	Month and year of birth	Academic qualification (degree)	Month and year of commencement	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Hu Jin	November 1971	Master’s degree in Economics	October 2022	Temporary Person in Charge of Finance

Ms. Hu became a temporary Person in Charge of Finance in October 2022. She has been the General Manager of the Finance Department of the Company since June 2020. From June 2020 to March 2021, she served as the General Manager of the Shared Service Center (Financial Segment) of the Company. From August 2019 to June 2020, she served as the Deputy General Manager (responsible for daily operations) of the Finance Department and concurrently acted as the Deputy General Manager of the Shared Service Center (Financial Segment) of the Company. From 2013 to 2019, she successively served as the Deputy General Manager of the Finance Department, the Deputy General Manager of the Accounting Department and the Deputy General Manager (responsible for daily operations) of the Accounting Department of the Company.

All information set forth in the table 1) – 3) is as at the end of the reporting period, and this table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

Commission File Number 001-31914

2.	The changes of the Directors, Supervisors and senior management during the reporting period and as at the disclosure date of this report:

1)

As elected by the Second Extraordinary General Meeting 2022 of the Company and upon approval by the CBIRC, Mr. Zhao Peng served as an Executive Director of the Board of Directors of the Company from October 28, 2022.

2)

In accordance with the resolution adopted by the seventh session of the Board of Directors of the Company and upon approval by the CBIRC, Mr. Zhao Peng served as the President of the Company from October 2022.

3)

In accordance with the resolution adopted by the seventh session of the Board of Directors of the Company, Ms. Hu Jin was appointed as a temporary Person in Charge of Finance of the Company and Ms. Huang Xiumei ceased to be the Person in Charge of Finance from October 2022 .

4)

Due to the adjustment of work arrangements, Ms. Huang Xiumei tendered her resignation to the Board of Directors of the Company on November 1, 2022 and had resigned from her position as an Executive Director of the Company. The resignation took effect on the same day.

5)

As elected by the ninth extraordinary meeting of the third session of the employee representative meeting of the Company and upon approval by the CBIRC, Mr. Cao Weiqing served as an Employee Representative Supervisor of the seventh session of the Board of Supervisors of the Company from October 28, 2022. As elected by the tenth meeting of the seventh session of the Board of Supervisors of the Company, Mr. Cao Weiqing served as the Chairman of the Board of Supervisors of the Company from November 4, 2022.

6)

Due to the reason of age, Mr. Jia Yuzeng tendered his resignation to the Board of Supervisors of the Company on November 4, 2022 and had resigned from his positions as a Supervisor and the Chairman of the Board of Supervisors of the Company. The resignation took effect on the same day.

7)

In accordance with the resolution adopted by the seventh session of the Board of Directors of the Company, Mr. Ruan Qi was appointed as the Chief Risk Officer of the Company and Mr. Jia Yuzeng ceased to be the Chief Risk Officer from December 2022.

8)	Due to the adjustment of work arrangements, Ms. Zhang Di ceased to be an Assistant to the President and the Chief Investment Officer from January 2023.

Commission File Number 001-31914

9)

In accordance with the resolution adopted by the seventh session of the Board of Directors of the Company and upon approval by the CBIRC, Ms. Hu Jin served as the Person in Charge of Finance of the Company from February 24, 2023.

10)

In accordance with the resolution adopted by the seventh session of the Board of Directors of the Company and upon approval by the CBIRC, Mr. Zhao Guodong served as the Board Secretary of the Company from February 24, 2023.

11)

Due to the adjustment of work arrangements, Mr. Li Mingguang, being an Executive Director, the Vice President, the Chief Actuary and the Board Secretary of the Company, tendered his letter of resignation to the Board of Directors of the Company on February 24, 2023, with his decision of not concurrently serving as the Board Secretary of the Company. The resignation took effect from the date when the letter was served to the Board of Directors.

3.	Remunateration of Directors, Supervisors and senior management of the Head Office:

(1)	Number of Directors, Supervisors and senior management of the Head Office at each of the remuneration ranges below:

Remuneration range	Number of Directors	Number of Supervisors	Number of senior management of Head Office
Above RMB10 million	0	0	0
RMB5 million – RMB10 million	0	0	0
RMB1 million – RMB5 million	2	3	8
RMB500,000 – RMB1 million	0	1	3
Below RMB500,000	6	2	1
Total	8	6	12

(2)	The maximum annual remuneration during the reporting period:

RMB1.6855 million.

(3)	Payment of remuneration by way of share option:

Currently, the Company does not pay any remuneration by way of share option.

Commission File Number 001-31914

(4)	Payment under any profit-linked incentive schemes:

Currently, the Company has no payment under any incentive schemes directly linked to profit, and the payment of an annual performance incentive by the Company to its senior management is, however, determined on the basis of the results of their performance appraisal. The benchmarks for the performance appraisal include net profits and other business performance indicators of the Company. Such performance incentive has not been made to date, as the results of the performance appraisal remained undetermined.

(3)	Subsidiaries, Joint Ventures and Associated Corporations

Unit: RMB million

No.		Type of company	Number of shares held or cost			Shareholding percentage
	Company name		At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in amount

1	China Life Asset Management Company Limited	Subsidiary	1,680	1,680	–	60.00%	60.00%	–

2	China Life Pension Company Limited	Subsidiary	2,626	2,626	–	70.74%	70.74%	–

3	China Life Sales Company Limited	Subsidiary	–	–	–	90.81%	90.81%	–

4	New Aldgate Limited	Subsidiary	1,168	1,168	–	100.00%	100.00%	–

5	Wuhu Yuanxiang Tianyi Investment Management Partnership (Limited Partnership)	Subsidiary	513	502	-11	99.98%	99.98%	–

6	Wuhu Yuanxiang Tianfu Investment Management Partnership (Limited Partnership)	Subsidiary	513	502	-11	99.98%	99.98%	–

7	Shanghai Yuan Shu Yuan Pin Investment Management Partnership (Limited Partnership)	Subsidiary	571	540	-31	99.98%	99.98%	–

8	Shanghai Yuan Shu Yuan Jiu Investment Management Partnership (Limited Partnership)	Subsidiary	571	540	-31	99.98%	99.98%	–

9	Shanghai Wansheng Industry Partnership (Limited Partnership)	Subsidiary	4,036	4,036	–	99.98%	99.98%	–

10	Shanghai Rui Chong Investment Co., Limited	Subsidiary	6,100	6,100	–	100.00%	100.00%	–

11	Ningbo Meishan Bonded Port Area Guo Yang Guo Sheng Investment Partnership (Limited Partnership)	Subsidiary	2,835	2,835	–	90.00%	90.00%	–

12	Ningbo Meishan Bonded Port Area Bai Ning Investment Partnership (Limited Partnership)	Subsidiary	1,680	1,680	–	99.98%	99.98%	–

13	Golden Phoenix Tree Limited	Subsidiary	–	–	–	100.00%	100.00%	–

14	Glorious Fortune Forever Limited	Subsidiary	–	–	–	100.00%	100.00%	–

15	China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	6,621	6,916	295	99.99%	99.99%	–

16	China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	Subsidiary	710	1,316	606	99.95%	99.95%	–

17	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	2,181	2,181	–	100.00%	100.00%	–

18	China Life (Beijing) Health Management Company Limited	Subsidiary	1,530	1,530	–	100.00%	100.00%	–

19	Beijing China Life Pension Industry Investment Fund (Limited Partnership)	Subsidiary	504	2,392	1,888	99.90%	99.90%	–

20	Sunny Bamboo Limited	Subsidiary	1,876	2,359	483	100.00%	100.00%	–

21	Golden Bamboo Limited	Subsidiary	1,993	3,101	1,108	100.00%	100.00%	–

22	Fortune Bamboo Limited	Subsidiary	2,435	2,435	–	100.00%	100.00%	–

23	CL Hotel Investor, L.P.	Subsidiary	285	285	–	100.00%	100.00%	–

24	CBRE Global Investors U.S. Investment I, LLC	Subsidiary	4,111	4,111	–	99.99%	99.99%	–

Commission File Number 001-31914

		Type of company	Number of shares held or cost			Shareholding percentage
	Company name		At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in amount

25	COFCO Futures Company Limited	Associated corporation	1,339	1,339	–	35.00%	35.00%	–

26	CCB Trust Sharing No. 9 Urbanization Investment Private Equity Fund	Associated corporation	1,223	1,223	–	30.57%	30.57%	–

27	AVIC Investment Holding Limited	Associated corporation	6,000	6,000	–	16.70%	16.70%	–

28	China Life Property and Casualty Insurance Company Limited	Associated corporation	6,000	9,600	3,600	40.00%	40.00%	–

29	China United Network Communications Limited	Associated corporation	21,801	21,801	–	10.30%	10.03%	-0.27%

30	Wonders Information Co., Ltd.	Associated corporation	3,298	3,298	–	18.21%	18.21%	–

31	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	192	192	–	18.31%	18.31%	–

32	GLP Guoyi (Zhuhai) Acquisitions Fund (Limited Partnership)	Associated corporation	7,301	7,301	–	81.63%	81.63%	–

33	Sinopec Sichuan to East China Gas Pipeline Co., Ltd.	Associated corporation	20,000	20,000	–	43.86%	43.86%	–

34	China Power Investment Nuclear Power Co., Ltd.	Associated corporation	8,000	8,000	–	26.76%	26.76%	–

35	China Guangfa Bank Co., Ltd.	Associated corporation	53,199	53,199	–	43.69%	43.69%	–

36	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	250	250	–	13.09%	13.09%	–

37	Sino-Ocean Group Holding Limited	Associated corporation	11,246	11,246	–	29.59%	29.59%	–

38	Nanning China Life Shenrun Investment Development Fund Partnership (Limited Partnership)	Joint venture	3,780	3,780	–	60.00%	60.00%	–

39	Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership)	Joint venture	2,009	2,129	120	60.00%	60.00%	–

40	China Life Vanke No. 1 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	195	195	–	59.82%	59.82%	–

41	China Life Vanke No. 2 (Jiaxing) Health Pension Industrial Investment Partnership (Limited Partnership)	Joint venture	195	195	–	59.82%	59.82%	–

42	China Life Qiaocheng (Shenzhen) Investment Partnership (Limited Partnership)	Joint venture	8,817	8,451	-366	84.99%	84.99%	–

43	China Life Beautiful Village (Danjiangkou) Industrial Fund Partnership (Limited Partnership)	Joint venture	3	3	–	39.50%	39.50%	–

44	China Life Haikong (Hainan) Healthy Investment Co., Ltd.	Joint venture	230	230	–	51.00%	51.00%	–

45	China Life (Sanya) Health Investments Co., Ltd.	Joint venture	306	306	–	51.00%	51.00%	–

46	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	Joint venture	14,956	15,331	375	50.00%	50.00%	–

47	RXR 1285 Holdings JV LLC	Joint venture	1,290	1,215	-75	51.55%	51.55%	–

Note: The figures shown in the “Number of shares held or cost” column in this table refer to the amount of investment cost.

Commission File Number 001-31914

(4)	Violation of Laws and Regulations

1)	Administrative punishments imposed on the Company by financial regulators and other governmental departments during the reporting period:

During the reporting period, 28 administrative punishments were imposed on the divisions of the Company at all levels, with an amount of penalty totaling RMB4.171 million. Such punishments included, among others, warning and penalty. For specific information, please logon to the official website of the Company (www.e-chinalife.com, route query: Home Page – Public Information Disclosure – Information of Significant Events) for inspection.

2)

Administrative punishments imposed on the Directors, Supervisors and senior management of the Head Office of the Company by financial regulators and other governmental departments during the reporting period:

No relevant circumstance occurred during the reporting period.

3)

Violation of laws by the Directors, Supervisors, management officers at the departmental level of the Head Office or above and senior management officers of the provincial branches of the Company during the reporting period that resulted in them being transferred to judicial authorities:

No relevant circumstance occurred during the reporting period.

4)	Regulatory measures adopted by the CBIRC against the Company during the reporting period:

During the reporting period, no regulatory measure was adopted by the CBIRC and its local offices against the Head Office of the Company and there were 36 regulatory measures against its branches at the provincial level and below.

Commission File Number 001-31914

3.	KEY INDICATORS

(1)	Solvency Ratio Indicators

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter	Predicted figures of the Following Quarter under the Basic Scenario
Admitted assets	5,173,709	5,043,019	5,456,013
Admitted liabilities	4,166,108	3,989,705	4,438,884
Actual capital	1,007,601	1,053,314	1,017,129
Core Tier 1 capital	651,956	687,078	658,284
Core Tier 2 capital	47,733	53,680	35,304
Supplementary Tier 1 capital	305,977	310,437	321,505
Supplementary Tier 2 capital	1,935	2,119	2,036
Minimum capital for quantitative risk	494,962	464,645	518,097
Minimum capital for control risk	-7,672	-7,202	-8,031
Additional minimum capital	–	–	–
Minimum capital	487,290	457,443	510,066
Core solvency surplus	212,399	283,315	183,522
Comprehensive solvency surplus	520,311	595,871	507,063
Core solvency ratio	143.59%	161.93%	135.98%
Comprehensive solvency ratio	206.78%	230.26%	199.41%

Commission File Number 001-31914

(2)	Regulatory and Monitoring Indicators of Liquidity Risk

Unit: RMB million

Name of Indicators	Figures of the Current Quarter	Figures of the Preceding Quarter
Liquidity coverage ratio
Overall liquidity coverage ratio of the Company under the basic scenario[1] (LCR1)
within 3 months	132%	140%
within 12 months	114%	110%
Overall liquidity coverage ratio of the Company under the required testing stressed scenario[2] (LCR2)
within 3 months	593%	363%
within 12 months	199%	152%
Liquidity coverage ratio without considering asset realization under the required testing stressed scenario[3] (LCR3)
within 3 months	141%	91%
within 12 months	90%	91%
Overall liquidity coverage ratio of the Company under the self-testing stressed scenario[2] (LCR2)
within 3 months	2147%	1373%
within 12 months	793%	577%
Liquidity coverage ratio without considering asset realization under the self-testing stressed scenario[3] (LCR3)
within 3 months	555%	377%
within 12 months	392%	370%
Backtracking adverse deviation rate of net cash flow from operating activities[4]	113%	53%
Cumulative net cash flow of the current year	65,443	40,749
Net cash flow of the preceding fiscal year	2,901	2,901
Net cash flow of the fiscal year prior to the preceding fiscal year	1,890	1,890
Net cash flow from operating activities[5]	395,035	316,542
Net cash flow from operating activities of participating account[6]	30,237	25,280
Net cash flow from operating activities of universal account[7]	48,039	40,382
Proportion of cash and liquidity management tools[8]	3.18%	2.25%
Quarterly average of financing leverage ratio[9]	2.21%	2.00%
Proportion of domestic fixed-income assets under (including) class AA1[0]	0.04%	0.08%
Proportion of listed stock investment with a shareholding of over 5%[11]	0.77%	0.86%
Proportion of receivables[12]	0.41%	0.84%
Proportion of holding related-party assets[13]	2.48%	2.24%

Commission File Number 001-31914

Notes:

1.

Overall liquidity coverage ratio of the Company under the basic scenario = (Cash inflows of the Company under the basic scenario + Book value of cash and cash equivalents at the valuation date) ÷ Cash outflows of the Company under the basic scenario × 100%

2.

Overall liquidity coverage ratio of the Company under the stressed scenario = (Cash inflows of the Company under the stressed scenario + Book value of cash and cash equivalents at the valuation date + the amount of realizable liquid asset reserves) ÷ Cash outflows of the Company under the stressed scenario × 100%

3.

Liquidity coverage ratio without considering asset realization under the stressed scenario = (Cash inflows of the Company under the stressed scenario + Book value of cash and cash equivalents at the valuation date) ÷ Cash outflows of the Company under the stressed scenario × 100%

4.

Backtracking adverse deviation rate of net cash flow from operating activities = (Actual value of net cash flow from operating activities – Predicted value of net cash flow from operating activities) ÷ Absolute value of the predicted value of net cash flow from operating activities

5.	Net cash flow from operating activities = Cumulative cash inflows from operating activities of the current year – Cumulative cash outflows from operating activities of the current year

6.

Net cash flow from operating activities of participating account = Cumulative cash inflows from operating activities of participating account of the current year – Cumulative cash outflows from operating activities of participating account of the current year

7.

Net cash flow from operating activities of universal account = Cumulative cash inflows from operating activities of universal account of the current year – Cumulative cash outflows from operating activities of universal account of the current year

8.

Proportion of cash and liquidity management tools = Book value of cash and liquidity management tools at the end of the period ÷ Ending balance of total assets after deducting the balance of bonds sold under agreements to repurchase and assets held in separate accounts × 100%

9.

Quarterly average of financing leverage ratio = Arithmetic average of total balance of inter-bank lending and bonds sold under agreements to repurchase at the end of each month within a quarter ÷ Ending balance of total assets × 100%

10.

Proportion of domestic fixed-income assets under (including) class AA = Book value of domestic fixed-income assets under (including) class AA at the end of the period ÷ Ending balance of total assets after deducting the balance of bonds sold under agreements to repurchase and assets held in separate accounts × 100%

11.	Proportion of listed stock investment with a shareholding of over 5% = Total book value of listed stock investment with a shareholding of over 5% ÷ Ending balance of total assets × 100%

12.

Proportion of receivables = (Book value of premiums receivable at the end of the period + Book value of reinsurance accounts receivable at the end of the period) ÷ Ending balance of total assets × 100%

13.	Proportion of holding related-party assets = Total investment assets of counterparties (who are related parties) held ÷ Ending balance of total assets × 100%

Commission File Number 001-31914

(3)	Key Operating Indicators

Unit: RMB million

Name of Indicators	Figures of the Current Quarter	Cumulative Figures of the Current Year
Gross written premiums	61,085	615,190
Net income	4,705	39,315
Total assets	5,145,794	5,145,794
Net assets	441,818	441,818
Insurance contracts liabilities	3,880,160	3,880,160
Basic earnings per share (RMB)	0.04	1.14
Net assets yield[1]	1.05%	8.56%
Total assets yield[2]	0.09%	0.79%
Net Investment yield[3]	0.97%	4.10%
Comprehensive investment yield[4]	0.42%	2.02%

Notes:

1.	Net assets yield = Net profit ÷ [(Net assets at the beginning of the period + Net assets at the end of the period) ÷ 2] × 100%

2.	Total assets yield = Net profit ÷ [(Total assets at the beginning of the period + Total assets at the end of the period) ÷ 2] × 100%

3.

Net investment yield = (Investment income + Profit and loss from fair value changes + Profit and loss from exchange – Impairment loss of investment assets – Taxes and surcharges of investment – Interest expense) ÷ Average balance of funds application during the reporting period × 100%

4.

Comprehensive investment yield = (Investment income + Profit and loss from fair value changes + Profit and loss from exchange + Net change in fair value of financial assets available for sale – Impairment loss of investment assets – Taxes and surcharges of investment – Interest expense) ÷ Average balance of funds application during the reporting period × 100%

The key operating indicators are the results of data calculated according to the “Solvency Regulatory Rules for Insurance Companies No.18: Solvency Report”.

4.	RISK MANAGEMENT CAPABILITY

(1)	Type of the Company

1)

In accordance with the requirements under Article 5 and Article 6 of the “Solvency Regulatory Rules for Insurance Companies No. 12: Solvency Aligned Risk Management Requirements and Assessment” with respect to the criteria for classification of companies, the Company is a Type I insurance company.

Commission File Number 001-31914

2)

The Company is a life insurance company established in Beijing, China on June 30, 2003 according to the Company Law and the Insurance Law of the People’s Republic of China, and was listed overseas in December 2003 and returned to the domestic A-share market for listing in January 2007.

3)	In 2022, the Company had written premium of RMB690,730 million (unaudited), total assets of RMB5,145,794 million and 36 provincial branches.

(2)	Assessment Results of the Recent Solvency Aligned Risk Management Requirements and Assessment

The CBIRC conducted an assessment of Solvency Aligned Risk Management Requirements and Assessment (SARMRA) on the Company in 2018. According to the “Notice Concerning the 2018 SARMRA Assessment Results” (Yin Bao Jian Cai [2018] No. 125), the Company got a score of 84.94 in the 2018 assessment and the respective scores in nine areas are as follows: 17.76 in the foundation and environment of risk management, 8.41 in the objectives and tools of risk management, 8.60 in insurance risk management, 8.65 in market risk management, 8.61 in credit risk management, 8.59 in operational risk management, 8.77 in strategic risk management, 7.34 in reputational risk management, and 8.22 in liquidity risk management.

(3)	Measures for the Improvement of Risk Management Adopted During the Reporting Period and Their Progress

Firstly, the Company further optimized the construction of its risk management system. In accordance with the latest management requirements under the “Solvency Regulatory Rules II for Insurance Companies” with respect to operational risks, the Company revised and improved the “Measures for the Administration of Data Loss for Operational Risks”, the “Measures for the Administration of Self-assessment of Operational Risks” and the “Measures for the Administration of Key Risk Indicators of Operational Risks of China Life Insurance Company Limited”. Such rules and regulations clarified the audit requirements concerning the loss data room for operational risk and the key risk indicator database, refined the management requirements and standards of three management tools for operational risk, standardized the process for the use of the management tools, comprehensively optimized such management tools, and further defined the management duties of the divisions at all levels and various departments of the Company and related standards.

Secondly, the Company continued to optimize the top-level design for risk management and convened meetings of the Risk Management and Consumer Rights Protection Committee under the Board of Directors to strengthen the coordinating and leading roles of the Board of Directors and its specialized committees in risk management. In this design, the function of the Risk Management Committee on overall risk management and control was highlighted. The Committee organized and held the fourth meeting of the Risk Management Committee for 2022, further strengthened its efforts to keep track of outstanding risk issues and enhanced its capability in risk prevention and defusion in a practical manner.

Commission File Number 001-31914

Thirdly, the Company consistently promoted the construction of information-oriented and intelligent risk management. It facilitated the optimization of module functions of various systems, such as the monitoring of suspicious transactions through an anti-money laundering system, data management of law enforcement inspections for anti-money laundering activities and fuzzy matching function based on lists, to improve system functions in relation to anti-money laundering. The Company accelerated the development of an information system for comprehensive risk management, completed the construction of an operational risk self-assessment system at a faster speed, and continued to push forward the system for information management in connection with investigation of sale violations and credit rating, and built a sales risk management and control platform covering three channels based on the centralized management and control model, so as to further enhance the independence of sales risk management.

(4)	Self-assessment on Risk Management

The Company continued to proceed with rectification and upgrading measures by reference to the feedbacks from the CBIRC’s inspection in 2018 and the 2022 self-assessment results and after taking into account the actual situation of its risk management. The Company also revised and optimized the “Liquidity Risk Management Measures” this quarter to further enhance its ability to manage liquidity risk.

5.	INTEGRATED RISK RATING (IRR) (CLASSIFICATION REGULATION)

(1)	Information of the Company’s IRR

To date, according to the C-ROSS Supervision Information System of the CBIRC, the results of the IRR of the Company in the third and fourth quarters of 2022 were AAA and AA Category, respectively.

(2)	Self-assessment on Risks

The Company conducts an assessment on the insurance risk, market risk, credit risk, strategic risk, operational risk, reputational risk, liquidity risk and other risks faced by it on a quarterly basis, and a comprehensive risk management quarterly report will be prepared and submitted to the President’s Office of the Company for review.

For strategic risk, the Company insisted on making proper analysis of macro environment and policies to accurately evaluate and identify risks, and prepared a report of the management team of the Company on business operation and management every quarter and an evaluation report on the implementation of medium- to long-term planning every year through the regular monitoring and evaluation of strategic plan implementation, so as to strengthen the management of strategic risk. In general, the business structure and quality of the Company stayed healthy.

Commission File Number 001-31914

For operational risk, the Company consistently strengthened the development of three management tools, namely loss data room for operational risk, self-assessment on risk control, and key risk indicators monitoring, improved qualitative analysis systems and mechanisms, enhanced risk warnings, and built an operational risk management system featuring full chain, so as to increase the overall effectiveness of operational risk management control. The Company also conducted an analysis on the loss data for operational risk as well as key risk indicators monitoring on a quarterly basis. The self-assessment on operational risk for 2022 covered all divisions of the Company at the levels of head office, province, city and county, and any testing in relation to the self-assessment has been completed. The operational risk was generally preventable and controllable.

For reputational risk, the Company strictly and closely monitored public opinions through the real-time monitoring of media around the clock for seven days a week, and strengthened its efforts to analyze public opinions by grasping their main characteristics and development trends, in order to seize the initiative to address the public opinions. The public opinions on the Company remained stable in general and there was no major incident of reputational risk for the Company in this quarter.

For liquidity risk, the Company monitored the regulatory indicators and monitoring indicators for liquidity risk on a quarterly basis and carried out stress tests on cash flows in accordance with the requirements under the “Solvency Regulatory Rules for Insurance Companies No. 13: Liquidity Risk”. The Company constantly stepped up its effort in liquidity risk management pursuant to the regulatory requirements and its own regulations, and the liquidity risk of the Company remained at a lower level.

6.	SIGNIFICANT EVENTS

(1)	Branches

Provincial branches newly approved for operation during the reporting period:

No event involving major branches occurred.

(2)	Material Reinsurance Contracts

1)	Material reinsurance inward contracts entered into during the reporting period:

No event involving material reinsurance inward contracts occurred.

2)	Material reinsurance outward contracts entered into during the reporting period:

No event involving material reinsurance outward contracts occurred.

Commission File Number 001-31914

(3)	Top Three Products During the Reporting Period in Terms of Surrender Payment and Comprehensive Surrender Rate

1)	Top three products during the reporting period in terms of surrender payment

Unit: RMB million

Name of products	Type of products	Sales channel	Current quarter		Cumulative figures for the year
			Surrender payment	Surrender rate	Surrender payment	Surrender rate
China Life Happy Life Annuity Insurance (Participating Insurance) (國壽美滿一生年金保險 (分紅型))	Participating	Exclusive individual agent, etc.	525	0.33%	2,245	1.40%
Kang Ning Whole Life Insurance (康寧終身保險)	Traditional	Exclusive individual agent, etc.	500	0.13%	2,080	0.55%
China Life Fu Lu Shuang Xi Endowment Insurance (Participating Insurance) (國壽福祿雙喜兩全保險 (分紅型))	Participating	Exclusive individual agent, etc.	351	0.19%	1,324	0.72%

2)	Top three products during the reporting period in terms of comprehensive surrender rate

Unit: RMB million

Name of products	Type of products	Sales channel	Current quarter		Cumulative figures for the year
			Surrender payment	Surrender rate	Surrender payment	Surrender rate
China Life You Xiang Jin Sheng Annuity Insurance (國壽優享金生年金保險)	Traditional	Exclusive individual agent, etc.	0.0028	4.69%	0.0069	10.58%
China Life Xin Fu E Sheng Annuity Insurance (國壽鑫福E生年金保險)	Traditional	Exclusive individual agent, etc.	0.1435	3.61%	0.2920	6.90%
China Life Supplemental Care Critical Illness Insurance with Advance Payment (2015 Edition) (國壽附加安欣無憂提前給付重大疾病保險(2015版))	Traditional	Exclusive individual agent, etc.	0.0030	3.53%	0.0071	0.72%

The surrender rate is the result of data calculated according to the formula of comprehensive surrender rate set out in the “Solvency Regulatory Rules for Insurance Companies No. 18: Solvency Report”.

Commission File Number 001-31914

(4)	Major Investments

Major investments made during the reporting period:

Unit: RMB million

No.	Type	Investment target	Time of investment	Investment amount			Book value at the end of the period
				At the beginning of the period	At the end of the period	Change
1	Subsidiary	China Life Qihang Phase I (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	October 2022	6,621	6,916	295	6,916
2	Subsidiary	China Life Guangde (Tianjin) Equity Investment Fund Partnership (Limited Partnership)	December 2022	710	1,316	606	1,316
3	Subsidiary	Beijing China Life Pension Industry Investment Fund (Limited Partnership)	October 2022	504	2,392	1,888	2,392
4	Subsidiary	Sunny Bamboo Limited	December 2022	1,876	2,359	483	2,359
5	Subsidiary	Golden Bamboo Limited	December 2022	1,993	3,101	1,108	3,101
6	Associated corporation	China Life Property and Casualty Insurance Company Limited	October 2022	6,000	9,600	3,600	13,500

7	Joint venture	Jiangsu China Life Jiequan Equity Investment Center (Limited Partnership)	November 2022	2,009	2,129	120	2,195
8	Joint venture	Beijing China Life Communications Construction City Development Investment Fund (Limited Partnership)	November 2022	14,956	15,331	375	15,999

It was determined after an assessment that the above major investments had no material impact on the solvency ratios of the Company.

(5)	Significant Investment Losses

Significant investment losses incurred during the reporting period: No event involving significant investment losses occurred.

(6)	Major Financing Activities

Major financing activities carried out during the reporting period:

No event involving major financing activities occurred.

(7)	Major Connected Transactions

Major connected transactions occurred during the reporting period:

Major connected transactions have been disclosed on the official website of the Company. For specific information, please logon (www.e-chinalife.com, route query: Home Page – Public Information Disclosure – Information of Significant Events) for inspection.

Commission File Number 001-31914

(8)	Material Guarantees

1)	Executed material guarantee contracts existed during the reporting period:

No event involving material guarantee contracts occurred.

2)	Outstanding material guarantee contracts existed as of the date of the solvency report:

No event involving outstanding material guarantee contracts occurred.

(9)	Other Significant Events

No other significant event occurred that had a material effect on the solvency of the Company.

7.	MANAGEMENT ANALYSIS AND DISCUSSION

(1)	Change of Solvency Ratios and the Reasons therefor

As at December 31, 2022, the core solvency ratio and comprehensive solvency ratio of the Company were 143.59% and 206.78%, respectively, representing the decrease of 18.34 percentage points and 23.48 percentage points as compared to those as at the end of the previous quarter. The main reason for the change is divided into two aspects: firstly, the actual capital decreased by RMB45,712 million from the end of the previous quarter, as a result of which the comprehensive solvency ratio decreased by 9.99 percentage points. In particular, admitted assets rose by RMB130,690 million from the end of the previous quarter, which was primarily due to an increase of RMB110,552 million in investment assets; and admitted liabilities rose by RMB176,402 million from the end of the previous quarter, which was mainly attributable to an increase of RMB77,471 million in financial liabilities and an increase of RMB59,510 million in reserve liabilities, respectively. Secondly, the minimum capital rose by RMB29,847 million from the end of the previous quarter, as a result of which the comprehensive solvency ratio decreased by 13.49 percentage points. In particular, the minimum capital for insurance risk grew by RMB15,008 million, the minimum capital for market risk grew by RMB23,989 million, and the minimum capital for credit risk decreased by RMB1,454 million. In general, the core solvency ratio and comprehensive solvency ratio of the Company are well above the regulatory requirements, and the Company has sufficient solvency.

Commission File Number 001-31914

(2)	Change of Regulatory Indicators for Liquidity Risk and the Reasons therefor

As at the end of the fourth quarter of 2022, the regulatory indicators for liquidity risk of the Company were conformed to the regulatory standards. There was no significant change in the liquidity coverage ratio under the basic scenario as compared to that in the third quarter. Backtracking of net cash flow from operating activities has shown positive deviation for four consecutive quarters, and the cumulative net cash flow of the current year increased by RMB24,694 million from the third quarter. Pursuant to the provisions of the “Solvency Regulatory Rules for Insurance Companies No. 13: Liquidity Risk” and the relevant requirements, the Company has established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

(3)	Analysis of the Change in the IRR Results

According to the C-ROSS Supervision Information System of the CBIRC, the result of the IRR of the Company in the fourth quarter of 2022 was AA Category, which remained stable with A Category.

(4)	Analysis of the Key Risks Faced by the Company

In light of the financial environment and capital market, and after taking into account the measures adopted and initiatives taken by it in respect of risks, the Company has carried out a comprehensive analysis of the key risks affecting its solvency, the specific details of which are as follows:

1)	Market risk

In 2022, in consideration of the market situation, the Company combined strategic allocation with tactical operation, gave full play to the strengths of external and internal managers, diversified fixed-income assets, took the initiatives to manage equity exposures, and continuously optimized position structure, ensuring the market risk to remain stable generally. Under the current environment filled with investment risks, the Company will closely monitor policy direction and changes in market conditions to strictly prevent any external risks from spreading internally. Meanwhile, the Company will further optimize asset allocation structure, strengthen analysis and research on complicated risk factors, and make flexible adjustments to its investment strategy. It will enhance the management of assets and liabilities and scrutinize credit profiles of targets and risk exposure in a prudent manner, so as to increase its ability to guard against and mitigate market risk, interest rate risk and other risks in key areas. The Company will reasonably adjust the portfolio composition and duration on an ongoing basis, take active actions in matching assets with liabilities in terms of duration, and diversify market risk by making appropriate and diverse investments.

Commission File Number 001-31914

2)	Credit risk

Overall, the credit situation of fixed-income assets of the Company was satisfactory. No material credit default event occurred for the Company in the fourth quarter of 2022, and the credit risks of the Company were generally well controlled. In relation to credit risk management, the Company proceeded with it from various aspects such as investment credit risk, reinsurance credit risk, renewal credit risk and other credit risks of receivables. The Company selected counterparties with excellent credit qualification for transactions, requested for credit enhancement as the case required, and conducted dynamic monitoring and control of credit concentration and credit facilities. The Company carried out stringent administration with respect to the conditions for review of reinsurance recipients and conducted its internal ratings thereon, determined the business scope of reinsurance for cooperation according to the rating results, updated the forms of creditability of reinsurers as scheduled, and monitored any emergencies such as any issues arisen with respect to the credibility of reinsurance recipients or an abrupt deterioration of their solvency. The Company continued to strengthen its control over business quality at the source, took advantage of continuous assessments as the guidance for its development, and implemented the control in vulnerable areas. The Company also regularly organized branches and directly- controlled institutions to conduct thorough investigation into other payables and receivables and further strengthened the management of other payables and receivables, so as to guard against operational risks under its control.

3)	Insurance risk

The Company made a judgment on the adequacy of reserves according to actuarial principles. In the fourth quarter of 2022, the reserves of the Company satisfied the adequacy requirement, and its insurance risk was stable and well controlled. The Company devised a system for risk limit indicators and carried out normal monitoring analysis, so as to contain risks within a controllable range. It implemented an effective product development and management system to strictly control product pricing risks, and strengthened empirical analysis to offer support to pricing assumptions and assessment assumptions, in order to prevent and control insurance risks from the front end of products. The Company effectively guarded against adverse selection risks and insurance frauds through the establishment and implementation of a well-developed system for verification of insurance policies and claims, as well as the practical operation regulations. In addition, it transferred and mitigated insurance risk through a scientific and reasonable reinsurance arrangement.

Commission File Number 001-31914

8.	OPINIONS FROM EXTERNAL INSTITUTIONS

(1)	Reports Received from External Institutions During the Reporting Period

1)	Audit reports received from auditors during the reporting period:

PricewaterhouseCoopers Zhong Tian LLP, an auditor engaged by the Company, issued an audit report (PricewaterhouseCoopers Zhong Tian Te Shen Zi (2023) No. 0423), and expressed its opinion, “we are of the view that the special financial statements for solvency as attached hereto were prepared, in all material respects, in accordance with the basis of preparation set forth in Note 2 in the notes to the special financial statements for solvency.”

2)	Review reports received during the reporting period:

No relevant circumstance occurred during the reporting period.

3)	Credit rating reports received from rating agencies during the reporting period:

The Company received the 2022 credit rating reports from three rating agencies, namely Moody’s Corporation, Standard & Poor’s and Fitch Ratings, as well as announcements on the quarterly credit rating information from two rating agencies, namely China Chengxin and China Credit Rating. Moddy’s Corporation maintained the corporate credit rating of the Company as A1, with stable outlook; Standard & Poor’s maintained the corporate credit rating of the Company as A+, with stable outlook; Fitch Ratings maintained the corporate credit rating of the Company as A+, with stable outlook; China Chengxin maintained the corporate credit rating of the Company as AAA, with stable outlook; and China Credit Rating maintained the corporate credit rating of the Company as AAA+, with stable outlook. In comparison with the results of the previous period, the results of credit rating were unchanged. The Company will continue to keep a close eye on its own credit rating.

(2)	Change of External Institutions During the Reporting Period

No relevant circumstance occurred during the reporting period.

Commission File Number 001-31914

9.	ACTUAL CAPITAL

(1)	Admitted Assets

Unit: RMB million

	Figures of the Current Quarter			Figures of the Preceding Quarter
Items	Book Value	Unadmitted Value	Admitted Value	Book Value	Unadmitted Value	Admitted Value

Cash and liquidity management tools	159,020	–	159,020	110,892	–	110,892
Investment assets	4,375,374	1,352	4,374,022	4,264,821	1,352	4,263,469
Equities in subsidiaries, joint ventures and associates	183,553	-9,814	193,367	190,379	-470	190,849
Reinsurance assets	7,840	-27,549	35,389	8,600	-39,717	48,317
Receivables and prepayments	334,764	–	334,764	359,033	–	359,033
Fixed assets	49,381	–	49,381	49,165	–	49,165
Land use rights	7,304	–	7,304	7,320	–	7,320
Assets held in separate accounts	7	–	7	7	–	7
Other admitted assets	28,551	8,096	20,455	17,568	3,601	13,967

Total	5,145,794	-27,915	5,173,709	5,007,785	-35,234	5,043,019

(2)	Admitted Liabilities

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Reserve liabilities	3,281,601	3,222,091
Financial liabilities	515,361	437,889
Payables and advance receipts	273,452	234,353
Estimated liabilities	–	–
Liabilities of separate accounts	7	7
Capital liabilities	13,717	12,415
Other admitted liabilities	81,970	82,950

Total	4,166,108	3,989,705

Commission File Number 001-31914

(3)	Actual Capital

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Core Tier 1 capital	651,956	687,078
Net assets	441,818	454,686
Adjustments to net assets	210,138	232,392
Book value of unadmitted assets	-9,448	-4,953
Difference between admitted value and book value of long-term equity investments	9,814	470
Fair value increment (deducting the effects of impairment, depreciation and income tax) of investment property (including investment property held by insurance companies through property rights or subsidiaries, etc.)	–	–
Deferred income tax assets (excluding deferred income tax assets caused by operating losses)	-14,935	-8,426
Catastrophe risk reserves for agricultural insurance	–	–
Policy future surplus included in Core Tier 1 capital	197,158	205,585
Amount of capital instrument attributable to liabilities that meets the Core Tier 1 capital standards and could be included in Core Tier 1 capital as required	–	–
Other adjustments stipulated by the CBIRC	27,549	39,716
Core Tier 2 capital	47,733	53,680
Preferred stock	–	–
Policy future surplus included in Core Tier 2 capital	61,450	66,095
Other Core Tier 2 capital	–	–
Less: the amount that should be deducted for exceeding the limit	13,717	12,415

Commission File Number 001-31914

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Supplementary Tier 1 capital	305,977	310,437
Subordinated term debt	–	–
Capital supplementary bonds	34,997	34,996
Convertible subordinated debt	–	–
Deferred income tax assets (excluding deferred income tax assets caused by operating losses)	14,935	8,426
Amount of fair value increment (deducting the effects of impairment, depreciation and income tax) of investment property (including investment property held by insurance companies through property rights or subsidiaries, etc.) that could be included in the Supplementary Tier 1 capital	–	–
Policy future surplus included in the Supplementary Tier 1 capital	256,045	267,015
Other Supplementary Tier 1 capital	–	–
Less: the amount that should be deducted for exceeding the limit	–	–
Supplementary Tier 2 capital	1,935	2,119
Contingent capital and other Supplementary Tier 2 capital	–	–
Policy future surplus included in the Supplementary Tier 2 capital	1,935	2,119
Less: the amount that should be deducted for exceeding the limit	–	–

Total of actual capital	1,007,601	1,053,314

Commission File Number 001-31914

10.	MINIMUM CAPITAL

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Minimum capital for quantitative risk	494,962	464,645
Total of minimum capital for life insurance risk	112,576	97,122
Life insurance risk – minimum capital for loss risk	86,344	65,050
Life insurance risk – minimum capital for surrender risk	56,419	58,390
Life insurance risk – minimum capital for expense risk	14,532	14,359
Life insurance risk – risk diversification effect	44,719	40,677
Total of minimum capital for non-life insurance risk	11,773	12,219
Non-life insurance risk – minimum capital for premium and reserve risk	11,773	12,219
Non-life insurance risk – minimum capital for catastrophe risk	–	–
Non-life insurance risk – risk diversification effect	–	–
Market risk – total of minimum capital	465,382	441,393
Market risk – minimum capital for interest rate risk	208,029	186,197
Market risk – minimum capital for equity price risk	426,851	408,028
Market risk – minimum capital for property price risk	15,812	14,827
Market risk – minimum capital for overseas fixed income asset price risk	191	219
Market risk – minimum capital for overseas equity asset price risk	34,044	32,984
Market risk – minimum capital for exchange rate risk	5,628	5,788
Market risk – risk diversification effect	225,173	206,650
Credit risk – total of minimum capital	77,485	78,939
Credit risk – minimum capital for interest spread risk	40,774	40,099
Credit risk – minimum capital for counterparty default risk	56,480	58,706
Credit risk – risk diversification effect	19,769	19,866

Commission File Number 001-31914

Unit: RMB million

Items	Figures of the Current Quarter	Figures of the Preceding Quarter

Quantitative risk diversification effect	122,699	115,087
Loss absorption effect of special types of insurance contracts	49,555	49,941
Loss absorption adjustment – not considering upper bound	49,555	49,941
Upper bound for loss absorption effect adjustment	206,611	209,521
Minimum capital for control risk	-7,672	-7,202
Additional minimum capital	–	–
Counter-cyclical additional minimum capital	–	–
Additional minimum capital for D-SII	–	–
Additional minimum capital for G-SII	–	–
Other additional minimum capital	–	–
Total of minimum capital	487,290	457,443

This announcement is published in both Chinese and English. Should there be inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, March 29, 2023

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Bai Tao, Zhao Peng, Li Mingguang

Non-executive Director:	Wang Junhui

Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie